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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                           UNITED RETAIL GROUP, INC.
                               (Name of Issuer)

                    Common Stock, $.001 Par Value Per Share
                        (Title of Class of Securities)

                                   911380103
                                (CUSIP Number)

                         Voluntary** (see note below)
                     (Date of Event which Requires Filing
                              of this Statement)

    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [  ]      Rule 13d-1(b)
                  [X ]      Rule 13d-1(c)
                  [  ]      Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  **This Schedule 13G is being filed to replace, pursuant to Securities Exchange Act Release No. 34-39538, Cumberland Associates LLC's Schedule 13D, filed on December 13, 1996.

                              Page 1 of 6 pages

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CUSIP No.  911380103                13G                 Page 2 of 6 Pages

        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /

                                                                 (b) /x/

        3  SEC USE ONLY

        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

                         5  SOLE VOTING POWER

                            667,000

     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              40,000
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                667,000
       WITH

                         8  SHARED DISPOSITIVE POWER

                             40,000

        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           707,000

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.8%

       12  TYPE OF REPORTING PERSON*

           OO, IA

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 6 pages

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Item 1(a)                          Name of Issuer:

                                   United Retail Group, Inc. (the "Issuer")

Item 1(b)                          Address of Issuer's Principal Executive
                                   Offices:

                                   365 West Passaic Street
                                   Rochelle Park, New Jersey 07662

Items 2(a)                         Name of Person Filing:

                                    This statement is being filed by
                                    Cumberland Associates LLC to replace,
                                    pursuant to Securities Exchange Act
                                    Release No. 34-39538, Cumberland
                                    Associates LLC's Schedule 13D, filed on
                                    December 13, 1996. Cumberland Associates
                                    LLC is a limited liability company
                                    organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, thirteen securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)                          Address of Principal Business Office:

                                    The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)                          Citizenship:

                                   Cumberland Associates LLC is a New York
                                   limited liability company. Each of the
                                   Members is a citizen of the United States.

Item 2(d)                          Title of Class of Securities:

                                   Common Stock, par value $.001 per share (the
                                   "Shares")

Item 2(e)                          CUSIP Number:

                                   911380103


Item 3                             Not Applicable

Item 4.                            Ownership:

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Item 4(a)                          Amount Beneficially Owned:

                                   As of the date hereof, Cumberland
                                   Associates LLC may be deemed the beneficial owner of 707,000 Shares.

Item 4(b)                          Percent of Class:

                                   The number of Shares of which Cumberland
                                   Associates LLC may be deemed to be the
                                   beneficial owner constitutes approximately
                                   5.8% of the total number of Shares
                                   outstanding.

Item 4(c)                          Number of shares as to which such person has:

                                   (i)      Sole power to vote or to direct the
                                            vote: 667,000

                                   (ii)     Shared power to vote or to direct
                                            the vote:  40,000

                                   (iii)    Sole power to dispose or to direct
                                            the disposition of: 667,000

                                   (iv) Shared power to dispose or to direct the disposition of: 40,000

Item 5                             Ownership of Five Percent or Less of a Class:

                                   Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                                   The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                                   Not Applicable


Item 8 Identification and Classification of Members of the Group:

                                   Not Applicable

                              Page 4 of 6 pages

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Item 9                             Notice of Dissolution of Group:

                                   Not Applicable

Item 10                            Certification:

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              Page 5 of 6 pages

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1998

                                            CUMBERLAND ASSOCIATES LLC

                                            By:  /s/ Glenn Krevlin
                                            Name:  Glenn Krevlin
                                            Title:  Member

                              Page 6 of 6 pages